

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

October 12, 2006

By Facsimile and U.S. Mail

Sandra B. Cochran
President and Chief Executive Officer
Books A Million, Inc.
402 Industrial Lane
Birmingham, Alabama 35211

>   **Re: Books A Million, Inc.**
>   **Form 10-K fiscal year end January 28, 2006**
>   **Filed April 14, 2006**
>   **File No. 000-20664**

Dear Ms. Cochran:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Ms. Sandra Cochran
Books A Million, Inc.
October 12, 2006
Page 2

<u>2006 Annual Report</u>

<u>Consolidated Balance Sheets, page 14</u>

1. Please tell us and disclose any individual component of accrued expenses that exceed 5% of total current liabilities. See Regulation S-X Item 5-02.20.

<u>Notes To Consolidated Financial Statements</u>

<u>Note 1 – Summary of Significant Accounting Policies</u>

<u>Revenue Recognition, page 18</u>

2. We note gift certificates are available for purchase on your website, [www.booksamillion.com.](www.booksamillion.com) Please include in Note 1 your policy for gift certificate breakage as it relates to your recognition of revenue. Your policy should address the following: a) your basis in GAAP for recognizing revenue related to gift certificates and gift cards, b) whether you recognize breakage upon sale of the gift certificates and gift cards or over the term of performance, c) if you estimate and record breakage based on historical performance please provide us with support, d) explain whether or not the gift certificates and gift cards have expiration dates and whether and how your accounting policy considers the expiration as it relates to revenue recognition, and e) where on your income statement is breakage recognized.

<u>Advertising Costs, page 20</u>

3. Please tell us how much vendor allowances reduced advertising expenses.

<u>Note 9 – Commitments and Contingencies, page 28</u>

4. We note your disclosure of your Company's policy towards potential tax liability in paragraph four of this note. Please explain to us whether or not you have any tax audits currently ongoing. If so, please explain any amounts accrued for such matters and any potential liabilities not accrued for. If the disclosure is intended to identify your policy towards such liability, please consider including you policy disclosure in Note1.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272, or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief